Exhibit 99.3

MAGNA ANNOUNCES SENIOR NOTES OFFERINGS

AURORA, Ontario, May 14, 2025 — Magna International Inc. (TSX: MG; NYSE: MGA) has announced that it has entered into underwriting agreements in respect of the offering of one series of Euro denominated senior notes (“Euro senior notes”) and one series of U.S. dollar denominated senior notes (“U.S. dollar senior notes”), as follows:

	Principal Amount	Maturity	Annual Interest Rate
Euro Senior Notes	€575,000,000	May 21, 2031	3.625%
U.S. Dollar Senior Notes	$400,000,000	June 1, 2035	5.875%

Magna intends to use the net proceeds from the offerings of the Euro senior notes and the U.S. dollar senior notes for general corporate purposes, which may include the repayment of its existing indebtedness.

The offering of Euro senior notes is expected to close on May 21, 2025 and the offering of U.S. dollar senior notes is expected to close on May 22, 2025, in each case, subject to customary closing conditions. The Euro senior notes and U.S. dollar senior notes will each be offered pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”) and a short form base shelf prospectus and prospectus supplements filed with the Ontario Securities Commission.

BNP PARIBAS, BofA Securities, Citigroup, Commerzbank and ING are acting as joint book-running managers for the offering of Euro senior notes, and BofA Securities, Citigroup, J.P. Morgan, BNP PARIBAS, RBC Capital Markets, Scotiabank, TD Securities and Wells Fargo Securities are acting as joint book-running managers for the offering of U.S. dollar senior notes.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Euro senior notes and U.S. dollar senior notes are not being qualified for distribution in Canada but will be offered in Canada on a private placement basis to certain accredited investors as defined under Canadian securities laws.

The offering of each of these securities may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplements and the accompanying prospectus can be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov or from:

In the case of the offering of Euro senior notes:

BNP PARIBAS 10 Harewood Avenue London, NW1 6AA United Kingdom Attention: Fixed Income Syndicate Tel: +44 (0)20 7595 8222 Toll Free: +1 (800) 854-5674 Fax: +44 (0)20 7595 2555	Citigroup Global Markets Limited c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free +1 (800) 831-9146 prospectus@citi.com	Merrill Lynch International NC1-022-02-25 201 North Tryon Street Charlotte, NC 28255-0001 Attn: Prospectus Department dg.prospectus_requests@bofa.com

MAGNA ANNOUNCES SENIOR NOTES OFFERINGS	CONNECT WITH MAGNA

In the case of the offering of U.S. dollar senior notes:

BofA Securities, Inc. NC1-022-02-25 201 North Tryon Street Charlotte, NC 28255-0001 Attn: Prospectus Department dg.prospectus_requests@bofa.com	Citigroup Global Markets Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free: +1 (800) 831—9146 prospectus@citi.com	J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus- eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com

TAGS

Magna, Senior Notes Offering

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com | 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com | 248.761.7004

OUR BUSINESS(1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of approximately 167,000(2) employees across 342 manufacturing operations and 103 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Forward-looking statements in this press release include, but are not limited to, the expected closing date of the offering for the U.S. dollar senior notes and Euro senior notes and the intended use of the net proceeds from the offering of U.S. dollar senior notes and Euro senior notes, and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the prospectus supplement relating to the offering of the notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

UNITED KINGDOM (“UK”) NOTICE

No UK PRIIPs KID – No UK PRIIPs key information document (KID) has been prepared as the securities described herein are not available to retail in the UK.

(1)	Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
(2)	Number of employees includes approximately 155,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.

MAGNA ANNOUNCES SENIOR NOTES OFFERINGS	CONNECT WITH MAGNA

The communication of this press release and any other document or materials relating to the issue of the securities described herein is not being made, and this press release and such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the UK’s Financial Services and Markets Act 2000, as amended. Accordingly, this press release and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the UK. This press release and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This press release and any such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release and any such other documents and/or materials relate will be engaged in only with relevant persons. Any person in the UK that is not a relevant person should not act or rely on this press release or any other documents and/or materials relating to the issue of the securities described herein or any of their contents.

EUROPEAN ECONOMIC AREA (“EEA”) NOTICE

No EEA PRIIPs KID – No EEA PRIIPs key information document (KID) has been prepared as the securities described herein are not available to retail in the EEA.

MAGNA ANNOUNCES SENIOR NOTES OFFERINGS	CONNECT WITH MAGNA